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                                                                  EXHIBIT (a)(5)

                                                         [VAN KAMPEN FUNDS LOGO]
NEWS RELEASE       1 Parkview Plaza - P.O. Box 5555 - Oakbrook Terrace, Illinois
                                                  60181-5555 - www.vankampen.com
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NEWS RELEASE

FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:

James J. Boyne                      or            Eileen Davis
800/225-2222                                      800/225-2222
Ext. 6327                                         Ext. 6886

                       VAN KAMPEN PRIME RATE INCOME TRUST
                     BEGINS TENDER OFFER FOR COMMON SHARES

     CHICAGO (December 17, 1999) -- Van Kampen Prime Rate Income Trust, distributed by Van Kampen Funds Inc., a subsidiary of Van Kampen Investments Inc. ("Van Kampen"), announced today that it has commenced a tender offer for 114,263,391 of its outstanding common shares of beneficial interest.

     The offer is not conditioned on any minimum number of common shares that must be tendered. The offer is subject to the terms and conditions set forth in the Offer to Purchase and the Letter of Transmittal. The common shares are being tendered at a price equal to the net asset value per common share determined as of 5:00 p.m., Eastern Standard time, on January 21, 2000, the expiration date, unless extended. The offer and withdrawal rights will expire, as of 12:00 Midnight, Eastern Standard time, on January 21, 2000, unless extended. An early withdrawal charge will be imposed on most common shares accepted for payment that have been held for less than five years.

     As indicated in the Trust's current prospectus, the Board of Trustees currently intends, each quarter, to consider authorizing the Trust to make tender offers for its common shares in order to attempt to provide liquidity to its investors.

     The Van Kampen Prime Rate Income Trust tender offer is being made only by the Offer to Purchase dated December 17, 1999 and the related Letter of Transmittal. Questions and requests for assistance, for current net asset value quotes, or for copies of the Offer to Purchase, Letter of Transmittal, and any other tender offer documents may be directed to Van Kampen by calling 1-800-421-5666.

     Van Kampen is a diversified asset management company with more than two million retail investor accounts, extensive capabilities for managing institutional portfolios, and more than $79 billion under management or supervision, as of September 30, 1999. Van Kampen's more than 50 open-end and 39 closed-end funds and more than 2,500 unit investment trusts are professionally distributed by leading financial advisors nationwide. Van Kampen is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co.

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